The Digital Development Group Corp.

Amended and Restated Code of Ethics (effective as of July 31, 2012)

1. Compliance With Applicable Laws

All employees, officers and directors of the Company should comply with all of the laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions, applicable to the Company or its business.

This Code of Ethics does not and is not intended to summarize all laws, rules and regulations applicable to the Company and its employees, officers and directors. Please consult the General Counsel and the various guidelines on specific laws, rules and regulations applicable to the Company.

The Company has designated the Company’s Chief Financial Officer as the Company's Compliance Officer to administer this Code.

2. Conflicts Of Interest

A "conflict of interest" may exist whenever the private interests of an employee, officer or director conflict (or even appear to conflict) in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively. Conflicts of interest may also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party. Loans to, or guarantees of obligations of, employees, officers and directors and their respective family members may create conflicts of interest. Federal law prohibits loans to directors and executive officers. In addition, it is almost always a conflict of interest for a Company employee or officer to work simultaneously for a competitor, customer or supplier.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with a member of management or the Compliance Officer. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, corporate officer or the Compliance Officer.

3. Corporate Opportunity

Except as may be approved by the Board of Directors or a committee of independent directors, employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company.

4. Confidentiality

All employees and officers, under the Confidential Information and Invention Assignment Agreement signed when they joined the Company, and all directors, must maintain the confidentiality of confidential information entrusted to them by the Company or its suppliers or customers, except when disclosure is authorized by the Company or required by laws, regulations or legal proceedings. As more fully described in the Confidential Information and Invention Assignment Agreement, "confidential information" includes, but is not limited to, non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed. Whenever feasible, employees, officers and directors should consult the Company’s General Counsel if they believe they have a legal obligation to disclose confidential information.

5. Fair Dealing

Each employee, officer and director should endeavor to deal fairly with the Company's customers, suppliers, competitors, officers and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. Stealing proprietary information, misusing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited.

6. Protection And Proper Use Of Company Assets

All employees, officers and directors should protect the Company's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company's profitability. All Company assets should be used for legitimate business purposes.

7. Accounting Complaints

The Company's policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company. Employees, officers or directors who have concerns or complaints regarding questionable accounting or auditing practices are encouraged to promptly submit those concerns or complaints to the Audit Committee of the Board of Directors under the procedures set forth in the Company's "Whistleblower Policy," including on an anonymous and confidential basis if so desired.

8. Reporting Any Violation of Code or Other Illegal Or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior including regulatory compliance and clinical safety and, when in doubt, about the best course of action in a particular situation. Any employee, officer or director who believes that a violation of this Code by any employee, officer or director has occurred or may occur should promptly contact the Compliance Officer or members of the Company’s Board of Directors. If the employee desires, the employee can make such report on an anonymous and confidential basis. The Compliance Officer will refer complaints submitted, as appropriate, to the Board of Directors or an appropriate Committee of the Board.

9. No Retaliation

Please refer to the Company's "Non-retaliation Policy for Employees Who Report Violations of Law" contained in the Company's Employee Handbook for details.

10. Public Company Reporting

As a public company, it is of critical importance that the Company's filings with the Securities and Exchange Commission be accurate and timely. Depending on their respective positions with the Company, employees, officers or directors may be called upon to provide information necessary to assure that the Company's public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements. The Company has formed a Disclosure Committee consisting of certain members of the Board of Directors and other employees as appropriate to oversee the preparation and review of public disclosure documents.

11. Amendment, Modification And Waiver

This Code may be amended, modified or waived by the Board of Directors, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, and the rules thereunder and the applicable rules of the Nasdaq Global Market. Any waiver of the Code with respect to the Chief Executive Officer or Chief Financial Officer will be promptly publicly disclosed by a method selected by the Board of Directors in conformity with applicable SEC rules.